Exhibit 100

NICE Announces Global Robotics User Community Providing the
Industry’s Richest Source for Information and Best Practice Sharing

 Community features vast practical resources and formal certification programs driven by NICE
RPA’s powerful track record of successful, large scale deployments

Hoboken, N.J., January 23, 2019 – NICE (Nasdaq: NICE) today announced the introduction of the NICE Robotic Automation Community, a global, communal educational platform providing vast resources and assets to accelerate the professional growth of the fast growing Robotic Process Automation (RPA) industry. The proliferation of RPA across industries is driving an upsurge in the need for professionals with specialist automation skills, a trend that is expected to continue. The NICE Robotic Automation Community helps organizations meet this demand by offering rich and varied educational resources, allowing employees to grow their professional automation skills, as well as enabling established professionals to hone their expertise from peer to peer experiences and global best practices. At the heart of the new community is NICE's 16 years of RPA experience and a plethora of successful large-scale deployments which makes it the vendor best equipped to offer the most comprehensive resources and expertise.

By joining the NICE Robotic Automation Community, entry level employees as well as experts can learn how to harness the exponential growth the industry is experiencing and cultivate their skills and careers. Open to customers, partners, system integrators, as well as domain professionals across industries and from around the globe, the NICE Robotic Automation Community offers a variety of materials on one central platform. Materials include short articles, how to videos, white papers, in-depth e-learning content for technical employees and consultants, as well as certification programs. The community includes a forum that encourages discussions among peers and with NICE experts, enabling the sharing of best practices, guidelines and experiences that members can learn from and adopt in their own implementations. NICE's community is integrated with NICE Dojo, one of the largest global learning networks which enables users to easily access training assets and choose flexible learning paths to suit their individual and professional needs.

The new Robotic Automation Community is backed by NICE’s vast knowledge and long-standing success rate in RPA, spanning 16 years of industry experience with large-scale and complex enterprise grade implementations. With over 550 deployments, many in Fortune 100 companies, and 500 000 robots in production, NICE is best equipped to deliver technical insights, industry leading best practices and practical guidelines that fuel RPA project success. In addition, as attended automation leaders, augmented by the launch of NEVA (NICE Employee Virtual Attendant), a first of its kind virtual attendant for employees, NICE's community members will have access to leading insights on NEVA’s cutting edge virtual assistant technology, as well at the latest cognitive innovations and trends in the industry. NICE RPA was named a ‘Leader’ and 'Star Performer', and Best-in-Breed for RDA (Robotic Desktop Automation) in Everest Group's PEAK Matrix™, part of their RPA Technology Vendor Assessment 2018 report.

Barry Cooper, President, NICE Enterprise Group, said, "As the most established and experienced RPA vendor in the enterprise market, NICE is delighted to launch a comprehensive and engaging global community to drive collaboration and innovation among RPA professionals. The NICE Robotic Automation Community is the ideal platform to share in-depth experience and industry knowledge.  Our innovative RPA technology is built to support the most complex process scenarios facing enterprises today. The RPA market is vibrant and dynamic, and we are excited to be contributing towards and shaping the industry on a global scale.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.